Exhibit 99.2

NICE Actimize Recognized as a Leader for Anti-Money Laundering Solutions
Receiving Highest Scores Possible in 19 Criteria

NICE Actimize received full scores in criteria including watch list management and screening, execution roadmap, and enhancements in KYC/CDD and FRAML (Fraud and AML)

Hoboken, N.J., July 6, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that it has been recognized as a Leader in Anti-Money Laundering solutions by Forrester Research, a leading global research and advisory firm. The analyst firm included NICE Actimize among the most significant vendors in the market, in its recent report titled, “The Forrester Wave™: Anti-Money-Laundering (AML) Solutions, Q3 2022”. To download a complimentary copy of the “The Forrester Wave™: Anti-Money-Laundering (AML) Solutions, Q3 2022” report, please click here.

NICE Actimize received the highest possible scores in a total of 17 criteria within the Current Offering and Strategy categories. In the Current Offering category, NICE Actimize’s current Anti-Money Laundering solutions offering received Forrester’s highest score possible in nine measured criteria including users and roles, watch list management and screening criteria (sources, mechanics), governance AI-based machine learning and scoring, supervised AI-based machine learning and scoring, and investigations (queue definitions and routing, case management and scale).

NICE Actimize also received Forrester’s highest score possible for eight criteria within the Strategy category, including execution roadmap, market approach, enhancements (KYC/CDD and FRAML- Fraud and Anti-Money Laundering plans), partner ecosystem, and in three supporting services criteria (addressing developers, support engineers and professional services.) Last, NICE Actimize received the highest possible scores in two additional criteria within the Market Presence category, including AML revenue and number of AML installations.

“NICE Actimize places an understanding of the customer and their associated risk at the heart of its investments in providing industry-leading anti-money laundering solutions,” said Craig Costigan, CEO, NICE Actimize. “NICE Actimize’s entity-centric AML solutions, infused with AI and machine learning, not only optimize efficiency and accuracy but also provide full regulatory compliance coverage and auditability.”

In NICE Actimize’s vendor profile, the Forrester report cited, “In its current AML offering, the vendor offers a strong management of users and roles (including a powerful, purpose-built way to define multitenancy), robust Artificial Intelligence (AI) and machine learning (ML) governance, and plentiful out-of-the-box supervised machine learning models. Case management for analysts/investigators is highly customizable.”

The Forrester report also said, “NICE Actimize’s strategy demonstrated a better-than-average execution roadmap and market approach. The vendor offers significant AML developer, technical support, and professional services – an advantage in complex deployments. The vendor’s partners also have a convincing implementation track record.”

Additional assets:
•	For more information on NICE Actimize’s Anti-Money Laundering Solutions, please click here.
•	To learn more about NICE Actimize’s approach to Entity-centric AML, please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com
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Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.